Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entity of Yatsen Holding Limited

Subsidiaries	Place of Incorporation
Aoyan Holding Limited	The Cayman Islands
Yatsen (HK) Limited	Hong Kong
Aoyan (HK) Limited	Hong Kong
Guangzhou Yatsen Global Co., Ltd.	People’s Republic of China
Aoyan (Shanghai) Cosmetics Trading Co., Ltd.	People’s Republic of China
Guangzhou Yatsen Cosmetics Co., Ltd.	People’s Republic of China
Guangzhou Yiyan Cosmetics Co., Ltd.	People’s Republic of China

Consolidated Variable Interest Entity	Place of Incorporation
Huizhi Weimei (Guangzhou) Trading Co., Ltd.	People’s Republic of China